UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ultra Clean Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

90385V107

(CUSIP Number)

August 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90385V107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 856,745 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 856,745 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,745 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,015,385 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,015,385 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,015,385 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,015,385 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,015,385 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,015,385 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,015,385 Shares

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,015,385 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,015,385 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Ultra Clean Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 150 Independence Drive, Melno Park, California 64025-1136

Item 2.
(a)

Name of Person Filing
Discovery Equity Partners, L.P. (“Discovery Partners”)
Discovery Group I, LLC, the general partner of Discovery Partners (“Discovery Group”)
Daniel J. Donoghue, a Managing Member of Discovery Group
Michael R. Murphy, a Managing Member of Discovery Group

(b)

Address of Principal Business Office or, if none, Residence
Discovery Partners, Discovery Group, Mr. Donoghue, and Mr. Murphy are all located at:
Hyatt Center, 24th Floor, 71 South Wacker Drive, Chicago, Illinois 60606

	(c)	Citizenship Discovery Partners is an Illinois limited partnership Discovery Group is a Delaware limited liability company Mr. Donoghue and Mr. Murphy are U.S. citizens
	(d)	Title of Class of Securities Common Stock, par value $.001 per share
	(e)	CUSIP Number 90385V107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Discovery Partners – 856,745 Discovery Group – 1,015,385 Mr. Donoghue – 1,015,385 Mr. Murphy – 1,015,385
(b)

Percent of class:

Discovery Partners – 5.2%
Discovery Group – 6.2%
Mr. Donoghue – 6.2%
Mr. Murphy – 6.2%

The foregoing percentages are based on 16,429,856 shares of Common Stock of the Issuer identified in Item 1 outstanding as of August 2, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote Discovery Partners – 856,745 Discovery Group – 1,015,385 Mr. Donoghue – 1,015,385 Mr. Murphy – 1,015,385
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of Discovery Partners – 856,745 Discovery Group – 1,015,385 Mr. Donoghue – 1,015,385 Mr. Murphy – 1,015,385

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of discretionary clients of Discovery Group, including Discovery Partners.  Such discretionary clients are entitled to receive all dividends from, and proceeds from the sale of, those shares.  Except for Discovery Partners, none of those discretionary clients, to the knowledge of Discovery Partners, Discovery Group, Mr. Donoghue, or Mr. Murphy, has an economic interest in more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2005
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

/S/ MICHAEL R. MURPHY
Signature
Michael R. Murphy, Managing Member
Name/Title

/S/ DANIEL J. DONOGHUE
Signature
Daniel J. Donoghue
Name/Title

/S/ MICHAEL R. MURPHY
Signature
Michael R. Murphy
Name/Title

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of August 23, 2005, by and among Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.